Exhibit 99.1

LumiraDx has Commenced Shipments in Europe for its COVID-19 & Flu A/B

Microfluidic Antigen Test

Company Announces Preliminary Revenue for Fourth Quarter and Full Year 2021

London, UK (January 11, 2022): LumiraDx (Nasdaq: LMDX), a next-generation point of care diagnostics company, today announced preliminary results for the fourth quarter of 2021 as well as expected full-year revenue.

The company anticipates 2021 full-year revenues of $422 million compared to 2020 revenues of $139 million and 2021 fourth quarter revenues of $119 million compared to 2020 fourth quarter revenues of $101 million. This expected full-year revenue is well above the earlier average consensus analyst estimate of $367 million.

The LumiraDx Point of Care COVID-19 Microfluidic Antigen test is expected to account for $77 million of revenue in the fourth quarter of 2021 driven by higher testing rates associated with the Omicron variant. LumiraDx’s Fast Lab Solutions expected revenues are $24 million for the fourth quarter. Fast Lab Solutions enables molecular test results in less than 20 minutes on existing laboratory equipment and continues to grow with significant new accounts added in the fourth quarter and revenues increasing 140% from the third quarter. This growth is supported by recently updated instructions for use (IFU) claims for larger instruments, asymptomatic patients, pooling and home collection for the RNA Star Complete COVID-19 Test. Finally, other revenues of $18 million are anticipated in the fourth quarter 2021 and include $10 million of COVID-19 related testing supplies from other manufacturers sold through LumiraDx distribution channels.

Ron Zwanziger, LumiraDx Chairman and CEO explained, “The spread of the Omicron variant across the globe not only drove increased demand in the fourth quarter from our existing customers but also enabled installations of LumiraDx’s unique testing solutions with new customers, specifically health systems in the US utilizing the LumiraDx Point of Care Platform and larger laboratories for our Fast Lab Solutions. Despite this surge, we were able to meet demand and fully supply both our new and existing customers with no backorders.” He continued, “As we look ahead, our portfolio of primary health care assays, including our CRP Test which just received CE Marking, and our growing menu of respiratory assays will enable us to drive additional placements and focus on primary care customers while continuing to support our customers through the pandemic.”

Just last month the company also announced CE Marking for its COVID-19 & Flu A/B Rapid Antigen Test and initial shipments to European customers have commenced. The company is currently awaiting Emergency Use Authorization by the FDA for the test in the U.S. after announcing submission earlier this fall.

The preliminary financial results included in this press release are based on management’s current expectations and may be adjusted as a result of, among other things, the completion of customary annual audit procedures. LumiraDx expects to report its fourth quarter and full year 2021 financial results in February.

About LumiraDx

LumiraDx (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Founded in 2014, LumiraDx manufactures and commercializes an innovative diagnostic Platform that supports a broad menu of tests with lab comparable performance at the point of care. LumiraDx diagnostic testing solutions are being deployed by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to screen, diagnose, and monitor wellness as well as disease. LumiraDx has, on the market and in development, 30+ tests covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders, all on the LumiraDx Platform. In addition, LumiraDx has a comprehensive portfolio of fast, accurate, and cost-efficient COVID-19 testing solutions from the lab to point of need.

LumiraDx is based in the UK with more than 1600 employees worldwide. Further information on LumiraDx and the LumiraDx Platform is available at www.lumiradx.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the company’s preliminary results for the fourth quarter and full year 2021 and performance and benefits of the LumiraDx Platform and its portfolio of tests. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, the completion of the audit of LumiraDx’s 2021 financial statements; general economic, political and business conditions; the effect of COVID-19 on LumiraDx’s business and financial results; maintaining regulatory approval or clearance of tests; and those factors discussed under the header “Risk Factors” in the Proxy Statement and Prospectus filed pursuant to Rule 424B(3) with the Securities and Exchange Commission (“SEC”) on September 10, 2021 and other filings with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Media Contact:

Colleen McMillen

Colleen.McMillen@lumiradx.com